Mail Stop 3561



								April 5, 2006



Mr. Lawrence S. Coben
Chairman of the Board and Chief Executive Officer
Tremisis Energy Acquisition Corporation
1775 Broadway, Suite 604
New York, New York  10019

Re:	Tremisis Energy Acquisition Corporation
	Amendment No. 3 to Preliminary Proxy Statement on Schedule
14A
      Filed March 31, 2006
	File No. 000-50682

Dear Mr. Coben:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A Cover Page

1. We note the reduction in the total fee paid. Please explain the decrease in the fee when the proposed maximum aggregate value of the transaction has remained the same.

Summary of the Proxy Statement, page 9

2. We reissue prior comment four of our letter dated March 24, 2006.
We continue to note the statement that if Tremisis is unable to consummate a business combination by May 18, 2006, Tremisis` officers will dissolve and liquidate Tremisis within 60 days. Please clearly disclose the term set forth in the Form S-1 that the company will dissolve and promptly distribute to its public shareholders in this circumstance. Furthermore, please provide a detailed analysis in the disclosure as to how the 60 day time period is consistent with the disclosure in the Form S-1 regarding the prompt return of funds.

Oil and Natural Gas Marketing and Hedging, page 89

3. We note your response to prior comment 20 of our letter dated March 24, 2006. We continue to believe that the agreement between RAM and Shell Trading-US is a material contract in light of the fact that Shell Trading is a material customer and should be filed as an exhibit upon completion of the business combination.

Results of Operations, page 95

Year Ended December 31, 2005 Compared to Year Ended December 31,
2004, page 95

4. We note your response to comment 21 of our letter dated March
24,
2006. We partially reissue the comment. Please explain of what items other income is comprised and the reason for the increase.

Liquidity and Capital Resources, page 102

5. We reissue prior comment 24 from our letter dated March 24, 2006.
Please name the lending institution with whom you executed a commitment letter in February 2006. If a definitive agreement has been entered into, disclose the material terms.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



	You may contact Carlton Tartar at 202-551-3387 or Terence O`Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald
Winfrey, petroleum engineer, at 202-551-3704, if you have questions related to oil and gas engineering matters. Please contact Yuna Peng at 202-551-3391 or Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	Noah Scooler, Esq.
	Fax (212) 818-8881


Lawrence S. Coben
Tremisis Energy Acquisition Corp.
April 5, 2006
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